SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

Announcement  |  Lisbon  |  02 January 2014

Qualified Holding

Portugal Telecom, SGPS S.A. (“PT”) informs that it was notified of the following regarding a change in the composition of the qualified holding held by Grupo Visabeira, SGPS, S.A. (“Visabeira Group”):

On 27 December 2013, Visabeira Investimentos Financeiros, SGPS, S.A., was merged into Visabeira Estudos e Investimentos, S.A.. As a result of said merger, 12,119,672 ordinary shares representing 1.352% of PT’s share capital and corresponding voting rights which were held directly by Visabeira Investimentos Financeiros, SGPS, S.A. are now held directly by Visabeira Estudos e Investimentos, S.A..

Visabeira Estudos e Investimentos, S.A., is 100% owned by Visabeira Participações Financeiras, SGPS, S.A., which is 100% owned by Visabeira Group, which also holds directly 11,523,213 ordinary shares representing 1.285% of PT’s share capital and corresponding voting rights.

Therefore, a qualified holding corresponding to 23,642,885 ordinary shares representing 2.637% of PT’s share capital and corresponding voting rights is attributed to the Visabeira Group. This qualified holding remained above the 2% threshold as was previously disclosed.

PT was further informed that a holding corresponding to 78.2642% of the share capital of Visabeira Group and corresponding voting rights is directly held by the company NCFGEST, SGPS, S.A., which in turn is 100% owned by Mr Fernando Campos Nunes. Therefore, Visabeira Group’s qualified holding in also attributed to these entities.

It was also communicated that, in addition to his duties as non-executive director of PT, Mr Paulo José Lopes Varela is also a director of the Visabeira Group.

This statement is pursuant to the terms and for the purposes of articles 17 of the Portuguese Securities Code and 2 of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from Visabeira Investimentos Financeiros, SGPS, S.A., with registered office at Lugar de Repeses, parish of Repeses, Viseu.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 02, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.